SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission File No. 1-15983

ArvinMeritor, Inc. Savings Plan

(Full title of the plan)

ArvinMeritor, Inc.

2135 West Maple Road

Troy, Michigan 48084

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ARVINMERITOR, INC. SAVINGS PLAN

TABLE OF CONTENTS

        Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits	2
as of December 31, 2007 and 2006

Statement of Changes in Net Assets Available for Benefits	3
for the Year Ended December 31, 2007
Notes to Financial Statements	4–8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2007

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	9
as of December 31, 2007

SIGNATURES	10
EXHIBIT – Consent of Independent Registered Public Accounting Firm	11

Report of Independent Registered Public Accounting Firm

To ArvinMeritor, Inc. Employee Benefit Plan Committee and Participants:

We have audited the accompanying statement of net assets available for benefits of ArvinMeritor, Inc. Savings Plan (the "Plan") as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2007 and 2006 and the changes in net assets for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Clinton Township, Michigan

June 30, 2008

ARVINMERITOR, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

Participant-directed investments
Cash	$ 32,713	$ 92,561
Mutual funds	177,124,209	152,275,540
Common collective funds	31,478,351	70,537,749
Common stock	21,589,430	41,343,737
Participant loans	5,892,893	6,634,573

Total investments at fair value	236,117,596	270,884,160
Accrued receivables	827,747	67,109

TOTAL ASSETS	236,945,343	270,951,269
LIABILITIES - Accrued administrative expenses	15,331	12,898

Net assets at fair value	236,930,012	270,938,371

Adjustment from fair value to contract value for
interest in common collective trust funds relating
to fully benefit-responsive investment contracts	(186,048)	330,600

NET ASSETS AVAILABLE FOR BENEFITS	$ 236,743,964	$ 271,268,971

See accompanying notes to financial statements.

ARVINMERITOR, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

CONTRIBUTIONS
Participant contributions	$ 17,770,780
Employer contributions, net of forfeitures	8,618,000

Total contributions, net of forfeitures	26,388,780

INVESTMENT INCOME (EXPENSE)
Dividends and interest	13,329,588
Net depreciation in fair value of investments	(2,895,651)

Net investment income	10,433,937

DEDUCTIONS
Benefits paid to participants	(75,046,129)
Administrative expenses	(95,834)

Total deductions	(75,141,963)

DECREASE IN NET ASSETS	(38,319,246)
Transfers, net	3,794,239

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	271,268,971

End of year	$ 236,743,964

See accompanying notes to financial statements.

ARVINMERITOR, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	DESCRIPTION OF THE PLAN

The following description of the amended and restated ArvinMeritor, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution savings plan covering eligible salaried employees of ArvinMeritor, Inc. and certain affiliated companies (the “Company” or "ArvinMeritor"). Eligible employees may participate in the Plan immediately on the date they become employees. The Plan is administered by the Company’s Employee Benefit Plan Committee and the Plan Administrator. The trustee for the Plan assets is T. Rowe Price Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employee Contributions – Eligible employees may elect to contribute up to 20% of their compensation, by electing to defer receipt of compensation (pre-tax contribution) or authorizing deductions from compensation (after-tax contribution), subject to the limits prescribed under the Internal Revenue Code (“IRC”). Participants can elect to have their contributions invested in 5% increments in various investment funds.

The Plan allows participants who are at least age 50 by the end of the plan year to make additional pre-tax contributions up to the limits prescribed under the IRC.

Employer Matching Contributions – Participants are immediately eligible for matching contributions. The Company matches 100% of the participant’s contribution up to the first 3% of eligible compensation deferred and 50% of the participant’s contribution on the next 3% of eligible compensation deferred. Company matching contributions are invested according to the investment mix participants have elected for their own contributions.

Employer Pension Contributions – Salaried employees hired on or after October 1, 2005 receive a Pension Contribution into the Plan in lieu of accruing benefits under the Company's defined benefit plan. The Pension Contributions are fully funded by the Company and are made to all eligible employees regardless of whether they choose to contribute to the Plan. Pension Contributions range between 2% and 4% of participants’ compensation. Pension Contributions are invested according to the investment mix participants have elected for their own contributions.

Effective December 31, 2007, the Company opted to freeze the accrual of benefits under its defined benefit plan. Beginning on January 1, 2008, salaried employees hired prior to October 1, 2005 who are not 50 years old with at least 10 years of service with the Company, or have at least 20 years of service with the Company begin to receive Pension Contributions into the Plan in the same manner as is currently done for salaried employees hired after October 1, 2005.

ARVINMERITOR, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, Pension Contributions, if applicable, and an allocation of Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participants’ account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 13 mutual funds, a common collective trust fund and the Company’s common stock as investment options for participants.

Vesting – Amounts attributable to participant contributions and Company matching contributions are fully vested at all times. Pension Contributions vest in annual 20% increments beginning with the completion of the second year of service. Participants become fully vested after they reach six years of service. Forfeited Pension Contributions are netted against employer contributions. During the year, the Plan experienced a partial termination related to the Company’s sale of a business unit. Pension Contributions of participants who were associated with the business unit became fully vested.

Plan Withdrawals – Vested amounts contributed may be withdrawn by, or distributed to, a participant only upon (1) termination of employment or (2) attaining the age of 59½. Pre-tax withdrawals prior to attaining age 59½ are not permitted except in the event of retirement, disability or as a hardship distribution. Certain income tax penalties may apply to withdrawals or distributions prior to age 59½. Upon termination of service due to death, disability, retirement or other reasons, a participant would generally receive an amount equal to the value of the participant’s vested interest in their account as a lump-sum distribution.

Transfers – The Company also sponsors a separate defined contribution savings plan for hourly employees. The Plan allows for employees changing status between hourly and salaried to move invested assets to the Plan that corresponds to their current status.

Participant Loans – Participants may borrow from their accounts an amount not less than $1,000 and not greater than the lesser of (i) $50,000 less the amount of loans outstanding during the preceding 12-month period, (ii) amounts in the participant’s account attributable to participant contributions, or (iii) one-half of the participant’s vested account balance. The loans are secured by the balances in the respective participants' accounts.

ARVINMERITOR, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

Interest is charged at 1% over the prime rate, which is defined as the base rate on corporate loans posted by at least 75% of the 30 largest U.S. banks. At year end, interest rates charged on outstanding balances ranged from 5.0% to 9.5%. The loans are repaid through payroll deductions over periods not to exceed 60 months unless they are for the purchase of a primary residence. Payments of principal and interest are reinvested under the participant’s current investment election for new contributions. Participants may have only one outstanding loan.

Plan Termination – Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, participants with Pension Contribution balances would become fully vested.

Reclassification - The 2006 cash balance on the Statement of Net Assets Available for Benefits has been reclassified from Mutual funds to conform to the 2007 presentation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation – The Plan's investments are stated at fair value, except for a stable value common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The fair value of the remaining common collective trust fund is based on the quoted market values of the underlying investments. Mutual funds and common stock are reported at fair value based on quoted market prices. Participant loans are reported at their outstanding balances, which approximate fair value.

Security Transactions and Investment Income – Purchases and sales of securities are reported on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Administrative Expenses – Administrative expenses for services required by the Plan document are paid by the Plan. All expenses not required by the Plan are paid by the Company. The amounts reported in the financial statements represent administrative expenses paid by the Plan.

Benefit Payments – Benefit payments to participants are recorded upon distribution.

ARVINMERITOR, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments which are exposed to various risks related to, among other things, interest rate, foreign currency, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement – In September 2006, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair values in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for the fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of the provisions of SFAS 157 on the Plan’s financial statements.

3.	INVESTMENTS

          The Plan’s significant investments as of December 31, 2007 and 2006 are as follows:

	2007	2006
Mutual funds - At fair value:
Goldman Sachs Core International Equity Fund	$ 17,206,455	$ 16,535,912
T. Rowe Price Mid-Cap Growth Fund	34,925,661	37,684,364
T. Rowe Price Growth and Income Fund	31,133,681	33,067,842
Vanguard Institutional Index	23,468,822	-
Common collective trust fund - At contract value:
T. Rowe Price Stable Value Common Trust Fund	31,292,303	38,894,103
Common collective trust fund - At fair value:
T. Rowe Price Equity Index Trust Fund	-	31,974,246
Common stock - At fair value:
ArvinMeritor, Inc.	21,589,430	41,343,737

ARVINMERITOR, INC.

SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

Mutual funds	$ 4,613,415
Common collective trust fund	1,840,353
Common stock - ArvinMeritor, Inc.	(9,349,419)

Net depreciation	$ (2,895,651)

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 25, 2003, that the Plan was designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. The Plan paid T. Rowe Price Trust Company administrative and other fees of $5,000 during the Plan year ended December 31, 2007.

At December 31, 2007 and 2006, the Plan held 1,840,531 and 2,267,896 shares, respectively, of common stock of ArvinMeritor with a fair value of $21,589,430 and $41,343,737, respectively. During the year ended December 31, 2007, the Plan recorded dividend income from common stock of ArvinMeritor of $753,278.

6.	RECONCILIATION TO FORM 5500

The net assets on the financial statements differ from the net assets on the Form 5500 due to a common collective trust fund being recorded at contract value on the financial statements and at fair value on the Form 5500. The net assets on the financial statements were lower than those on the Form 5500 at December 31, 2007 by $ 186,048 and higher at December 31, 2006 by $330,600. Additionally, the investment income on the Form 5500 for the year ended December 31, 2007 is higher than that on the financial statements by $516,648.

ARVINMERITOR, INC. SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Description of Investment
	Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,	Cost	Current
	or Similar Party	Par or Maturity Value		Value

		Mutual funds

	Alliance Bernstein	Value Fund	**	$ 2,325,999

	Goldman Sachs	Core International Equity Fund	**	17,206,455

	Lord Abbett	Small Cap Value	**	7,178,733

	Pimco	U.S. Treasury Intermediate Fund	**	11,030,229

	Vanguard	Institutional Index Fund	**	23,468,822

*	T. Rowe Price	Mid-Cap Growth Fund	**	34,925,661

*	T. Rowe Price	Growth and Income Fund	**	31,133,681

*	T. Rowe Price	Growth Stock Fund	**	9,212,133

*	T. Rowe Price	Retirement 2010 Fund	**	9,580,321

*	T. Rowe Price	Retirement 2020 Fund	**	12,451,916

*	T. Rowe Price	Retirement 2030 Fund	**	10,903,442

*	T. Rowe Price	Retirement 2040 Fund	**	6,298,622

*	T. Rowe Price	Retirement Income Fund	**	1,408,195

		Common collective trust fund

*	T. Rowe Price	Stable Value Common Trust Fund	**	31,478,351

*	ArvinMeritor	ArvinMeritor, Inc. common stock	**	21,589,430

*	T. Rowe Price	Cash	**	32,713

*	Participant loans	Interest recorded at 1% over prime
		rate (5.0%-9.5%), and maturities
		up to 60 months	-	5,892,893

				$ 236,117,596
* Party-in-interest
** Cost information not required

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ARVINMERITOR, INC. SAVINGS PLAN

By:  /s/ Richard D. Greb

Richard D. Greb, Plan Administrator

June 30, 2008